Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Southside Bancshares, Inc. for the registration of common stock, warrants, senior debt securities, subordinated debt securities, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 28, 2019, with respect to the consolidated financial statements of Southside Bancshares, Inc., and the effectiveness of internal control over financial reporting of Southside Bancshares, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
August 2, 2019